May 7, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street NE
Washington, D.C. 20549

Attn:	Cara Lubit Robert Klein Sonia Bednarowski John Dana Brown

Re:	Fusion Acquisition Corp. Draft Registration Statement on Form S-4 Submitted February 16, 2021 CIK No. 0001807846

Ladies and Gentlemen:

On behalf of our client, Fusion Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s Responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form S-4 submitted on February 16, 2021 (the “Draft Registration Statement”), contained in the Staff’s letter dated March 15, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its first Registration Statement on Form S-4 (the “Registration Statement”), which reflects the Company’s Responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s Response. All page references in the Responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-4

Cover Page

1.	Please revise your cross-reference to the risk factor section by including the page number where it appears in the prospectus and highlight the cross reference by prominent type or in another manner pursuant to Item 501(b)(5) of Regulation S-K. In addition, please add the Prospectus “Subject to Completion” legend pursuant to Item 501(b)(10) of Regulation S-K.

Response: The Company has revised the cover page of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

May 7, 2021

2.	Please disclose here (i) the number and percentage of New MoneyLion Class A common shares that the Sponsor, the Public Stockholders and the PIPE Investors will hold following the close of the Business Combination excluding the Earn Out Shares and assuming that MoneyLion does not elect to take any cash as part of the merger consideration and (ii) the number and percentage of New MoneyLion Class A common shares that the Sponsor, the Public Stockholders and the PIPE Investors will hold following the close of the Business Combination including the Earn Out Shares and assuming that MoneyLion does not elect to take any cash as part of the merger consideration. Also, disclose here (i) the number of New MoneyLion Class A common shares, excluding the Earn Out Shares, that the MoneyLion equity holders will hold following the Business Combination if they elect to take cash as part of the merger consideration and (ii) the number of New MoneyLion Class A common shares, including the Earn Out Shares, that the MoneyLion equity holders will hold following the Business Combination if they elect to take cash as part of the merger consideration. In addition, please disclose (i) the percentage of New MoneyLion Class A common shares, excluding the Earn Out Shares, that the Sponsor, the Public Stockholders, the PIPE Investors and the MoneyLion equity holders will hold following the completion of the Business Combination if the MoneyLion equity holders elect to take cash as part of the merger consideration and (ii) the percentage of New MoneyLion Class A common shares, including the Earn Out Shares, that the Sponsor, the Public Stockholders, the PIPE Investors and the MoneyLion equity holders will hold following the completion of the Business Combination if the MoneyLion equity holders elect to take cash as part of the merger consideration. Finally, please disclose the price per share and the aggregate price of the shares issued to the PIPE Investors in the Private Placement.

Response: The Company has revised the cover page of the Registration Statement in response to the Staff’s comment.

3.	Please disclose here the number of options and warrants the MoneyLion equity holders will receive pursuant to the merger transaction.

Response: The Company has revised the cover page of the Registration Statement in response to the Staff’s comment.

Questions and Answers About the Business Combination and the Special Meeting, page 7

4.	We note that the approval of the Business Combination by MoneyLion’s stockholders must be obtained within 48 hours following the effectiveness of the registration statement. Please include a question and answer regarding how Fusion stockholders will be notified of the outcome of MoneyLion’s stockholder vote, including whether MoneyLion has opted to receive cash consideration. In addition, please include a summary of the interests of Fusion’s directors and officers in the Business Combination that may be different from those of Fusion stockholders and warrant holders, and include a question and answer regarding the directors and officers of New MoneyLion after the Business Combination.

Response: The Company has revised the disclosure on pages 12-13 and 17-18 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

May 7, 2021

What matters will be considered at the Special Meeting?, page 8

5.	Your disclosure on page 8 that the Fusion shareholders will cast votes on a non-advisory basis conflicts with your disclosure elsewhere that the Fusion shareholders will cast non- binding advisory votes for each of the Advisory Charter Proposals. Please revise for consistency and clarity.

Response: The Company has revised the disclosure on page 8 of the Registration Statement in response to the Staff’s comment.

What will the MoneyLion’s equity holders receive in connection with the Business Combination?, page 10

6.	Please provide a brief summary here of the Triggering Events and the amount of shares that will be released upon each such Triggering Event.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Registration Statement to provide a brief summary of the Triggering Events and the amount of shares that will be released upon each such Triggering Event.

What equity stake will current Fusion Stockholders and MoneyLion stockholders hold in New MoneyLion?, page 11

7.	Please revise your table to show the ownership interests including the release of the Earn Out shares and, separately, excluding the release of the Earn Out Shares. Also, please show the effect of ownership interests if New Money Lion stockholders choose to receive cash consideration. In addition, in the footnotes to the table, please disclose the number of outstanding MoneyLion options and warrants and a brief summary of the exercise terms of each.

Response: The Company has revised the disclosure on pages 11 and 12 of the Registration Statement in response to the Staff’s comment.

Risk Factors
Risks Related to MoneyLion’s Business and Industry
Our business may be adversely affected by economic conditions, page 40

8.	Please disclose quantitative information regarding the delinquency and default rates you have experienced and the percentage of borrowers that are participating in your temporary relief, loan modification programs, and hardship programs, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Registration Statement to provide the delinquency and default rates it has experienced. The Company advises the Staff on behalf of MoneyLion that the percentage of borrowers participating in temporary relief, loan modification programs and hardship programs was less than 3% as of December 31, 2020, which MoneyLion considers immaterial.

United States Securities and Exchange Commission

May 7, 2021

If loans originated through our platform do not perform..., page 46

9.	We note your disclosure that the Company may incur financial losses if the loans originated through your platform underperform. We also note your disclosure around off- balance sheet arrangements beginning on page F-39. Please revise your disclosures to clearly state if you provide a guarantee on any loans and quantify the amount of loans that have been guaranteed along with a discussion of the risks associated with such arrangements when loans are non-performing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Registration Statement to clarify that MoneyLion does not provide a guarantee on any loans and provide further information on the liability it retains for certain receivables on its balance sheet.

Background of the Business Combination, page 85

10.	We note that the LOI Agreement contemplated that the proceeds of the PIPE investment together with the amount retained in the Trust Account would total approximately $500 million. However, the Merger Agreement requires Fusion to have only $260,000,000 at the Closing. Please describe the negotiations regarding the Parent Closing Cash and the ability of MoneyLion investors to choose cash consideration up to the lower of the amount by which the Parent Closing Cash exceeds $260,000,000 and $100,000,000.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Registration Statement.

The Business Combination Proposal
The Private Placement, page 85

11.	Please revise your disclosures to provide more specific discussion and quantification of the expected uses of PIPE proceeds.

Response: The Company has revised the disclosure on pages 25 and 88 of the Registration Statement in response to the Staff’s comment.

The Fusion Board’s Reasons for the Approval of the Business Combination Compelling Unit Economics, page 91

12.	We note your disclosure of contribution profit margin ratios on a percentage basis. Please revise your disclosures to identify this as a non-GAAP measure and to also disclose a GAAP gross profit ratio. Refer to footnote 27 of non-GAAP adopting Release No. 33- 8176.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94, 96, 188 and 192-193 of the Registration Statement.

United States Securities and Exchange Commission

May 7, 2021

Certain Projected Financial Information, page 93

13.	We note that footnote 2 refers to gross revenue when calculating adjusted revenue. However, we note that you state elsewhere, such as on page 170, that adjusted revenue is calculated based on total revenues, net. Please revise your disclosures to ensure consistency regarding calculation of adjusted revenue.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Registration Statement.

Ancillary Agreements Related to the Business Combination, page 113

14.	Please describe the “certain other actions in support of the Business Combination” that the Sponsor agreed to take pursuant to the Sponsor Support Agreement. In addition, please disclose the percentage of MoneyLion shares that the MoneyLion stockholders agreed to vote in favor of the Business Combination pursuant to the MoneyLion Support Agreements and the vote required for MoneyLion to approve the Business Combination. Also, please disclose the registration rights the PIPE Investors received pursuant to the Subscription Agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 116 and 235 of the Registration Statement.

Business of New MoneyLion, page 148

15.	Please revise to include an organizational chart here or elsewhere in the filing, to illustrate the relationships of the various entities discussed throughout the filing, including your subsidiaries and variable interest entity arrangements and ownership structures. In order to facilitate an understanding of the entities and transactions involved, include a discussion of the functions and services each entity performs, agreements entered into with MoneyLion, and products impacted by each arrangement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 159 and 160 of the Registration Statement.

Our Product Platform, page 152

16.	We note your disclosure that RoarMoney customers can get paid up to two days early. For clarity, please tell us whether this is different and separate from the Instacash salary advance product. In addition, revise to disclose whether there are any incremental fees or other conditions in order to receive the payment two days early.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 164 of the Registration Statement. The Company respectfully advises the Staff on behalf of MoneyLion that the RoarMoney two-day early payment feature provides early access to paychecks already disbursed by the customer’s payor (e.g., employer or government agency) to MetaBank. Earlier access to funds is based on comparison of traditional banking policies and deposit of paper checks versus deposits made electronically. Our Instacash product is an advance made against anticipated recurring income deposits that the customer has not yet received.

United States Securities and Exchange Commission

May 7, 2021

Access to Earned Money: Instacash, page 153

17.	We note your disclosures regarding Instacash. Please revise to address the items below.

●	Regarding your discussion of eligibility for Instacash, clarify whether this is a fully automated process and whether MoneyLion has the sole authority to advance the funds.

●	Explain how and where Instacash salary advances are accounted for and shown on the balance sheet.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 166 of the Registration Statement.

Personalized Investing: MoneyLion Investing, page 153

18.	We note your disclosures regarding MoneyLion Investing. Please revise to address the items below.

●	Clarify whether the periodic administration fee is paid directly from customers to MoneyLion or whether the company receives it from one of its investment advisory partners, and define “periodic.”

●	Disclose what role, if any, MoneyLion Wealth LLC has for this product offering.

●	State whether MoneyLion, including subsidiaries, holds any assets under management. If so, quantify this amount or, if applicable, state that it is immaterial. If not, disclose who holds such assets.

●	We note your disclosure that portfolios are “powered by” Global X Management Company LLC and Wilshire Advisors LLC. Explain what “powered by” means in this context.

●	Explain what “fully managed” means in this context.

●	Enhance your discussion of what payments occur between MoneyLion and end user customers and between MoneyLion and the investment advisory partners.

●	Describe how you account for cash back rewards and what happens if a customer has no established investment account portfolio into which they can be deposited.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 165 and 166 of the Registration Statement. The Company respectfully advises the Staff that the RoarMoney two-day early payment feature provides early access to paychecks already disbursed by the customer’s payor (e.g., employer or government agency) to MetaBank. Earlier access to funds is based on comparison of traditional banking policies and deposit of paper checks versus deposits made electronically. Our Instacash product is an advance made against anticipated recurring income deposits that the customer has not yet received.

United States Securities and Exchange Commission

May 7, 2021

Premium Mobile Banking: Roar Money, page 153

19.	In relation to your disclosures regarding RoarMoney, please revise to address the items below.

●	We note your disclosures on page 163 regarding your partnership with MetaBank. Expand your RoarMoney disclosures to discuss this partnership in a business context, including what payment arrangements exist between MoneyLion and MetaBank.

●	Clarify what agreements, if any, MoneyLion has directly with customers for the RoarMoney product offering.

●	Specify who funds payment advances.

●	Enhance your disclosures to describe how the cash back rewards work, are accounted for, and are reflected in your financial statements.

●	Disclose who covers the costs of different features offered within this product, such as “Shake and Bank”, Mastercard price protection, and so forth.

●	Discuss fee structures for payment networks and partner banks, and how fees are set.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 164 and 165 of the Registration Statement.

20.	Please disclose the number of third-party retail locations and whether they are heavily concentrated in specific area of the U.S.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 164 and 165 of the Registration Statement. The Company respectfully advises the Staff on behalf of MoneyLion that there is no significant geographic concentration of the third-party retail locations through which MoneyLion’s customers may make cash deposits to their RoarMoney accounts.

Access to credit and credit score improvement: Credit Builder Plus, page 154

21.	We note your disclosures regarding your Credit Builder Plus (“CBP”) program. Please revise to address the items below.

●	Clarify whether the monthly membership fee is an incremental cost to payment for other products; i.e., whether Credit Builder Plus program members have additional fees associated with each CBP feature.

●	We note that CBP loans are secured by customer assets maintained by MoneyLion Wealth LLC and held at third-party broker-dealer partner DriveWealth. Clarify whether these customer assets are assets contributed in connection with other product offerings, such as MoneyLion Investing, or whether they are separately contributed specifically for this purpose.

United States Securities and Exchange Commission

May 7, 2021

●	Disclose how you account for the CBP loyalty program and what proportion of customers receive this benefit.

●	Enhance your disclosures regarding who makes CBP credit decisions and using what and whose criteria (e.g., MoneyLion’s or investors).

●	Provide additional loan details, such as average duration, whether they are on MoneyLion’s balance sheet, whether MoneyLion provides guarantees to other parties, and so forth.

●	Explain what it means for investors when the Credit Reserve Account funds are “unlocked,” given that the full loan amount would already have been repaid.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 166 and 167 of the Registration Statement.

22.	Please revise to disclose the rates of the Credit Builder Plus loans and the standards or metrics used in approving such loans, such as a minimum FICO score. Similarly, please describe your ML Plus loans, including the range of loan sizes and rates and the standards or metrics used in approving such loans as well as the standards or metrics used in approving the use of the other products offered on the MoneyLion platform.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 167 of the Registration Statement.

Our Business Model, page 154

23.	We note your disclosures here and on page 170 of adjusted revenues at a disaggregated category level. Please address the items below.

●	Revise your disclosures to consistently identify non-GAAP measures as such.

●	Explicitly specify whether each data point is showing percentage of GAAP revenues or adjusted revenues.

●	Disclose GAAP equivalent measures at the same disaggregated level.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 168 of the Registration Statement.

United States Securities and Exchange Commission

May 7, 2021

24.	We note on page 155 your financing arrangements using Investment in America Credit Fund I LLC (“IIA”) and SPVs. Please revise to address the items below.

●	Clarify the cash flows and timing of related transactions; for example, whether there are any cash flows directly between MoneyLion and IIA and whether MoneyLion funds advances or loans with its own money or only once it has money in hand from IIA investors.

●	Disclose what IIA investors receive in return for their membership interests and whether such returns are guaranteed.

●	Since your credit products are “primarily” financed through IIA, note what other avenues are used by MoneyLion and what proportion of originations are financed via these other methods.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 168 and 169 of the Registration Statement. The Company advises the Staff on behalf of MoneyLion that, for 2020 and 2019, approximately 90% of MoneyLion’s originated receivables have been funded through IIA. The other sources of funding are immaterial.

25.	We note that, through Wealth Technologies Inc., MoneyLion recommends affiliates and third-party providers of products and services to its customers. Please disclose the material terms of these agreements. Also, please describe the material terms of MoneyLion’s agreements with MetaBank N.A., DriveWealth, GlobalX Management Company LLC and Wilshire Advisors, LLC and file these agreements as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 169 and 170 of the Registration Statement to include a description of the material terms of its agreements with MetaBank N.A., Galileo Financial Technologies, LLC, and DriveWealth. Regarding Wealth Technologies Inc., the acquisition is disclosed in page 171 of the Registration Statement. With respect to GlobalX Management Company LLC (“GlobalX”) and Wilshire Advisors, LLC (“Wilshire”), the Company respectfully submits on behalf of MoneyLion that it does not believe it is substantially dependent on the agreements that it has with these third parties. Although GlobalX and Wilshire assist MoneyLion with research and consulting services with respect to the investment portfolios the Company provides to its customers, as disclosed in page 161 of the Registration Statement, there are many providers that provide similar services. As a result, MoneyLion does not believe that the termination or expiration of its contracts with these counterparties would have a sustained material adverse impact on MoneyLion’s business. Moreover, MoneyLion notes that GlobalX and Wilshire support its investment products, which total approximately $16.7 million in assets under management. As a result of the foregoing, the Company respectfully submits on behalf of MoneyLion that it does not believe it is substantially dependent on the agreements it has with GlobalX or Wilshire.

United States Securities and Exchange Commission

May 7, 2021

Our Growth Strategy
Continue penetrating our large addressable market, page 155

26.	Please clarify here, if true, that New MoneyLion intends to use the cash raised from the Business Combination to paydown MoneyLion’s debt. In addition, please clarify how you have calculated that the Trust Account and Private Placement of Class A common stock will result in proceeds of approximately $500 million. In this regard, we note that the Minimum Cash Condition is $260,000,000 and that MoneyLion’s shareholders may elect to receive cash consideration up to the lower of the amount by which Parent Closing Cash exceeds $260,000,000 and $100,000,000.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 170 of the Registration Statement.

Deliver new products and features, page 156

27.	We note your disclosure on page 156 regarding the new products and services you intend to introduce in 2021. Please disclose the estimated timeline for each, the steps necessary to introduce each product and the estimated costs associated with each product. In addition please address the risks, including regulatory risks under the federal securities laws, associated with each product, including your planned Crypto Platform, and please address the regulations that you will be subject to due to these new products in your Regulatory Environment section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 170, 171, 174, 178 and 179 of the Registration Statement.

28.	In your Response letter to us, please provide more information about your planned Crypto Platform. Describe the features of the digital asset-related products you intend to operate, including whether you have identified the particular digital assets to include within these products and, if not, how you will decide which digital assets to include.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Registration Statement.

Regulatory Environment, page 159

29.	Please expand to describe the federal securities laws related to MoneyLion’s sales of IIA’s membership interests in designated series and clarify the extent to which MoneyLion transacts with retail customers in connection with such offerings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 179 of the Registration Statement.

United States Securities and Exchange Commission

May 7, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MoneyLion
Overview, page 167

30.	Please enhance your key product offering disclosures here or in the “Our Product Platform” discussion so that every product category addresses (i) how MoneyLion earns revenues from the product; (ii) whether MoneyLion provides services directly or relies on one or more partners; and (iii) where revenues are reflected in the income statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 183 and 184 of the Registration Statement.

31.	Please tell us, and clarify your disclosures, to state which products require a membership fee and which ones would be available on a standalone basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 183 and 184 of the Registration Statement.

32.	We note your disclosures on page 168 regarding unsecured personal loans. Please enhance your disclosures to address the items below.

●	Disclose whether MoneyLion directly funded these loans.

●	Discuss the process for credit decisions and who made them.

●	Clarify whether the funding process is the same as that for Credit Builder Plus loans.

●	Disclose whether MoneyLion has provided or paid out on any guarantees related to this offering.

●	Specify key terms such as whether the loans were on- or off-balance sheet for MoneyLion, their average duration, and what proportion of loans attributable to this product remain outstanding.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 184 of the Registration Statement.

Recent Developments, page 168

33.	We note your disclosure of recent developments related to COVID-19. Please revise to address the items below.

●	Provide a more detailed description of the types of relief programs offered, in which products, and which customers were eligible.

●	Include some quantitative detail regarding such relief or modifications, such as the maximum number and dollar amounts and what proportion are now performing.

United States Securities and Exchange Commission

May 7, 2021

●	Enhance disclosures to more fully explain what underwriting changes were made and how underwriting models adapted.

●	Since marketing activities appear to encompass various items including rewards programs, provide some additional specificity and examples as to what type of marketing activities were reduced.

●	Include disclosures regarding MoneyLion’s PPP borrowing, as described in Note 18 (page F-58), including what amount was outstanding as of December 31, 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 184 and 185 of the Registration Statement.

Year ended December 31, 2019 summary, page 168

34.	Please expand disclosures here or later in MD&A to include a discussion of changes in financial condition, including key line item trends and associated drivers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 188 to 191 of the Registration Statement.

Factors Affecting Our Performance, page 169

35.	We note your disclosures regarding factors affecting your performance. Please revise to address the items below.

●	Enhance your MD&A disclosures to tie such factors to actual performance trends and changes. This should include but is not limited to discussion of fee levels and trends as well as product mix changes that have affected revenues because of differing profitability profiles.

●	We note that you may provide discounts to customers. Expand your disclosures to discuss what mechanisms are used for such discounts (e.g., customer rewards, cash back, up-front discounts), and for which products. In addition, disclose what percentage of customers receive such discounts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Registration Statement.

United States Securities and Exchange Commission

May 7, 2021

Total Originations, page 170

36.	We note your definition of total originations as the dollar volume of the loans originated and Instacash advances funded within the stated period. Please revise to clarify whether this total includes only loans originated by MoneyLion or whether it includes any loans originated by other parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 187 of the Registration Statement.

Non-GAAP Measures, page 174

37.	Please revise the footnotes to your adjusted revenue reconciliation to disclose where each of these items are included on the income statement. In addition, provide us with a more detailed explanation as to why you believe it is appropriate to add back amortization of loan origination costs and deduct the other items. Ensure your Response addresses the following items.

●	Disclose which specific products that have been phased out are included in this adjustment and quantify the amount of revenue associated with each product.

●	Provide us with greater clarity as to what the direct charge-offs for suspended accounts represents, how they are reflected in the F/S and any related journal entries. For example, tell us if it represents revenue that was recognized after the account was already placed on suspension.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 192 of the Registration Statement. In addition, the Company respectfully submits on behalf of MoneyLion that because amortization of loan origination costs includes costs related to data underwriting expenses, MoneyLion considers such costs to more closely resemble a cost of sale and not a direct offset to revenue. MoneyLion currently deducts direct charge-offs as it considers them to be a direct offset to its revenue as revenue that MoneyLion must charge-off according to its revenue recognition policy. MoneyLion also deducts revenue derived from phased out products for ease of comparison across their ongoing product portfolio and non-operating income related to interest earned on cash balances as they do not view such income as tied to their operations. MoneyLion submits that policy is to suspend recognition of membership subscription revenue when the last scheduled payment becomes 30 days past due, or, for Instacash instant transfer fees and tips, 60 days past the scheduled repayment date, or when, in MoneyLion’s estimation, the collectability of the account is uncertain. Once an account is suspended, the corresponding outstanding receivable is also deemed to be uncollectible. At that point in time, MoneyLion will directly charge off the receivable.

United States Securities and Exchange Commission

May 7, 2021

38.	We note your non-GAAP reconciliation of contribution profit on page 175. We believe that the most directly comparable GAAP measure is a fully-loaded (i.e., accounts for all costs directly associated with revenues) GAAP gross profit / loss, which must be presented even if one is not depicted on your statements of operations. Accordingly, please revise to present a reconciliation of contribution profit to a GAAP gross profit / loss.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 193 of the Registration Statement.

39.	We note your definition of contribution profit includes directly attributable operating expenses; however, it appears that the Company has excluded the provision for loss on receivables in the calculation of contribution profit. Please tell us why you do not consider the provision for loss on receivables to be direct operating expense and why you believe it is appropriate to exclude from the calculation of contribution profit.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 192 of the Registration Statement. In addition, the Company respectfully submits on behalf of MoneyLion that provision for loss on receivables is related to its funding source, Invest in America Credit Fund 1 LLC (“IIA”), as it is IIA that provides the financing for loans and advances that MoneyLion originates. While IIA is consolidated with MoneyLion due to its VIE status, MoneyLion’s credit exposure is limited as the loans and advances are sold to IIA, who ultimately bears the risk of credit loss.

Description of New MoneyLion Securities
Warrants
Public Stockholders’ Warrants, page 183

40.	We note your disclosure that Fusion is not registering the shares of common stock issuable upon exercise of the warrants at this time. However, your cover page states that you are registering shares of Class A common stock underlying warrants of Fusion Acquisition. Please advise.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to reflect that the Company is not registering shares of Class A Common Stock underlying its warrants at this time.

Description of New MoneyLion Securities
Exclusive Forum, page 190

41.	Your disclosure on page 190 regarding whether the exclusive forum provision applies to actions arising under the Exchange Act conflicts with your disclosure on page 74. Please revise for consistency. If the exclusive forum provision in the Proposed Charter does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 77-78 and 210 of the Registration Statement.

United States Securities and Exchange Commission

May 7, 2021

Comparison of Stockholder Rights
Choice of Forum, page 201

42.	Please revise your disclosure on page 201 to clarify, if true, that the Current Charter’s exclusive forum provision does not apply to actions arising under the Exchange Act and that for actions arising under the Securities Act, the provision provides that the exclusive forum is the Court of Chancery and the federal district court for the District of Delaware. In addition, please revise your disclosure on page 201 to describe whether and how the exclusive forum provision in the Proposed Charter applies to actions arising under the Securities Act, and, because the Choice of Forum provision in the Proposed Charter differs from the provision in the Current Charter, please tell us why you have not added a proposal allowing shareholders to vote for the proposed change, pursuant to Rule 14a- 4(a)(3).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 221 of the Registration Statement.

MoneyLion Inc. Notes to Consolidated Financial Statements
Note 1. Description of Business and Basis of Presentation
Basis of Presentation, page F-38

43.	We note your disclosures of SPV entities and your determination that IIA Notes SPV I and IIA Notes SPV II are consolidated variable interest entities (“VIEs”). Please expand your disclosures to address your VIE and consolidation analysis and conclusions for the other SPVs used to finance loan originations, including a discussion of the key terms, ownership structure and arrangements with all entities. As part of your Response, provide us with your analysis explaining why each arrangement represents or, in some cases, does not represent a variable interest, citing relevant authoritative literature.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 159-160 and F-30 of the Registration Statement to clarify. Additionally, the Company has removed reference to IIA Notes SPV II and IIA Notes SPV III, as these entities are wholly owned subsidiaries of MoneyLion and not VIEs.

44.	We note that the IIA Fund Class B Units are reflected in the Company’s consolidated financial statements as noncontrolling interests totaling $60,453 at December 31, 2019. We also note that there is no income or loss attributable to these noncontrolling interests reflected in the consolidated statement of operations on page F-35. Please address the following:

●	Tell us the rights and obligations of the Class B Units.

●	Tell us why no income or loss is attributable to those noncontrolling interests.

●	Tell us the nature of the redemptions and distributions made to those noncontrolling interests during the year. As part of your Responses, tell us why you do not believe any portion of the distributions is representative of a portion of income attributable to noncontrolling interests.

Response: In response to the Staff’s comment, the Company has revised the income attributable to noncontrolling interests and the disclosure on page F-27 of the Registration Statement.

United States Securities and Exchange Commission

May 7, 2021

2. Summary of Significant Accounting Policies
Revenue Recognition, page F-40

45.	We note your disclosure that your primary offering is a subscription product. Please tell us each promised good or service you have identified in your arrangements. In addition, provide us with your analysis regarding how you determined that all goods and services in these arrangements should be combined. Refer to ASC 606-10-25-19 through -22.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-36 of the Registration Statement.

46.	Please enhance your revenue recognition disclosures to be more specific and detailed about the services provided by each party involved, how you determine whether you obtain control for each service, and your conclusions on whether you are a principal or an agent and, correspondingly, presentation of such revenues on a gross or net basis. Refer to ASC 606-10-55-36 through 40.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-36 of the Registration Statement.

3. Finance Receivables, Allowance for Losses on Finance Receivables and Credit Quality Information, page F-46

47.	We note your disclosure that you have a single class of finance receivables, which is unsecured loans made to individuals. We also note your disclosures elsewhere, such as on page 167, that note you offer secured personal loans. Please clarify whether these are included in your finance receivables and, if not, where they are classified.

Response: In response to the Staff’s comment, the Company respectfully submits on behalf of MoneyLion that MoneyLion offers secured personal loans, which are included in finance receivables.

48.	We note that the Company charged off financing receivables of $46.5 million during 2019 and have an ending allowance of $6.6 million at December 31, 2019. Please address the following.

●	Tell us and revise to disclose the ratio of net charge-offs as a percentage of average financing receivable balance during the periods presented.

United States Securities and Exchange Commission

May 7, 2021

●	Considering the significant amount of charge-offs in relation to the amount of total originations and financing receivable balance, provide us with your analysis supporting the reasonableness of your provision and ending allowance as a percentage of ending financing receivable. As part of your Response, address the reasonableness and correlation between net charge-offs exceeding the amount of the provision recognized during 2019.

●	Revise to disclose more details (e.g., credit rating categories, historical experience, etc.) around the methodologies and considerations of your provision calculation and policy, including quantifying general and specific components, if applicable.

Response: In response to the Staff’s comment, the Company respectfully submits on behalf of MoneyLion that MoneyLion shifted its product offering during 2019 away from products with historically high charge-off rates. As such, historical information regarding the charge-offs prior to the change in product offering would not correlate to finance receivable activity as of December 31, 2019 and throughout 2020. This is exemplified by the significant decrease in charge-offs during fiscal year 2020. Additionally, provision for loss on receivables is related to its funding source, IIA, as it is IIA that provides the financing for loans and advances that MoneyLion originates. While IIA is consolidated with MoneyLion due to its VIE status, MoneyLion's credit exposure is limited as the loans and advances are sold to IIA, who ultimately bears the risk of credit loss.

7. Variable Interest Entities, page F-48

49.	We note the introductory paragraph to the table stating that the following table summarizes the VIEs’ assets, liabilities, revenues and expenses included in MoneyLion Inc.’s consolidated financial statements. However, the table does not present any revenues or expenses. Please revise to clarify accordingly.

Response: In response to the Staff’s comment, the Company has revised the introductory paragraph to the table on page F-46 of the Registration Statement.

50.	Please revise to quantify the allowance for loan losses on finance receivables on the financing receivables from consolidated VIEs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-46 of the Registration Statement.

51.	We note your disclosure stating that the liabilities of the consolidated VIEs are obligations of the respective VIEs and their investors have no recourse to the general credit or assets of the Company. We also note that you state elsewhere (e.g., page F-49) that the consolidated VIEs are wholly owned subsidiaries. Please clarify how there is no obligation or recourse to the general credit or assets of the Company, considering that they are wholly owned subsidiaries of the Company.

Response: In response to the Staff’s comment, the Company respectfully submits that it has clarified elsewhere that the VIEs are not wholly owned subsidiaries of MoneyLion. Provision for loss on receivables is related to its funding source, IIA, as it is IIA that provides the financing for loans and advances that MoneyLion originates. While IIA is consolidated with MoneyLion due to its VIE status, MoneyLion's credit exposure is limited as the loans and advances are sold to IIA, who ultimately bears the risk of credit loss.

United States Securities and Exchange Commission

May 7, 2021

9. Debt
Secured Debt Agreements, page F-49

52.	We note your disclosure that the secured debt agreements were from loan agreements entered into by IIA Notes SPV II LLC and IIA Notes SPV III LLC. We also note your disclosure on page F-38 stating that IIA Notes SPV II LLC is a consolidated VIE. However, these agreements do not appear to be disclosed as part of the total liabilities of the consolidated VIEs in the table on page F-48. Please revise your disclosures to clarify accordingly.

Response: In response to the Staff’s comment, the Company notes that IIA Notes SPV II LLC and IIA Notes SPV III LLC are not VIEs of MoneyLion.

17. Commitments and Contingencies
Legal Matters, page F-56

53.	We note your disclosure of corrective actions resulting from a report from the California Department of Financial Protection and Innovation, including refunds relating to legacy loan products. Please revise to quantify these refunds and indicate whether any accruals were made for them. To the extent that an accrual has not been made, tell us why and revise to disclose a range of possible loss or statement that an estimate cannot be made.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-57 and F-58 of the Registration Statement. The potential impact on our financial condition or operations is unknown at this time.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

White & Case LLP

cc:	John James, Fusion Acquisition Corp.